Exhibit 99.2

FOR IMMEDIATE RELEASE

OceanPal Inc. Announces NASDAQ Ticker Change from “OP” to “SVRN”

ATHENS, GREECE & NEW YORK – November 14, 2025 – OceanPal Inc. (NASDAQ: OP) (“OceanPal” or the “Company”) today announced that it plans to change its stock ticker symbol from “OP” to “SVRN”.

Beginning Monday, November 17, 2025, shares of the Company’s common stock will trade on Nasdaq under the new ticker symbol “SVRN” and all trading activity, regulatory filings, and market-related information will be reported under the new symbol. The Company is not undertaking any other corporate action that affects the rights of outstanding common stock, and no action is required by shareholders in connection with the ticker symbol change. The Company’s common stock will continue to be listed on Nasdaq, and its CUSIP will remain unchanged.

About OceanPal Inc.

OceanPal Inc. is a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. OP is engaged in the seaborne transportation of bulk commodities, including iron ore, coal, and grain, as well as refined petroleum products. OP’s fleet is primarily employed on time charter trips with short to medium duration and spot charters, with a strategic focus on maximizing long-term shareholder value.

About SovereignAI

SovereignAI is a wholly owned subsidiary of OP formed to implement the company’s digital asset treasury strategy, and developer of confidential AI infrastructure offering a superior path to get exposure to the intersection of AI and blockchain in the public markets. SovereignAI will use NEAR Protocol’s purpose-built technology to establish private, user-owned agentic commerce. Funds generated by SovereignAI’s holistic treasury management strategy of NEAR tokens will be used to further the Company’s goal of building unique blockchain-native AI infrastructure.

To learn more about SovereignAI, please visit: https://www.svrn.net/

Media Contact: svrn@mgroupsc.com